FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

On 7 January 2009, the NBG BoD will meet to propose the convening of an Extraordinary General Meeting to discuss a share capital increase through the issuance of preference shares in favor of the Greek State, pursuant to the Law “For the enhancement of liquidity in the Greek economy in response to the impact of the international financial crisis”.

Referring to the proposed Extraordinary General Meeting, NBG Chairman and CEO Takis Arapoglou stated: “As already announced, National Bank of Greece shall participate in the scheme for the support of liquidity in the Greek economy. Following consultation with the Bank of Greece at the upcoming meeting of the Board, we shall propose an increase in the Bank’s share capital of Euro 350 million through the issuance of preference shares, within the framework of the relevant law”.

The measures stipulated in the Government’s Plan include the provision of liquidity of up to Euro 8 billion through the issue of Greek government bonds, the provision of guarantees by the Greek State by up to Euro 15 billion and the participation of the Greek State in banks’ capital increases by up to Euro 5 billion. Participation in the Government Plan, inter alia, entails restriction on the dividend to a maximum of 35% of the parent bank’s profit, including the dividend on all outstanding preference shares.

Athens, 31 December, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis

(Registrant)

Date : 31st December, 2008

Vice Chairman - Deputy Chief Executive Officer